Exhibit 99.3

Interim Management Discussion and Analysis

Contents
About Fortis	1	Liquidity and Capital Resources	10
Key Development	1	Cash Flow Requirements	10
Performance at a Glance	2	Cash Flow Summary	11
Business Unit Performance	4	Contractual Obligations	12
ITC	4	Capital Structure and Credit Ratings	12
UNS Energy	4	Capital Plan	13
Central Hudson	5	Business Risks	13
FortisBC Energy	5	Accounting Matters	14
FortisAlberta	6	Financial Instruments	14
FortisBC Electric	6	Long-Term Debt and Other	14
Other Electric	6	Derivatives	14
Energy Infrastructure	7	Summary of Quarterly Results	14
Corporate and Other	7	Related-Party and Inter-Company Transactions	15
Non-U.S. GAAP Financial Measures	7	Outlook	16
Regulatory Matters	8	Forward-Looking Information	16
Financial Position	9	Glossary	17
		Condensed Consolidated Interim Financial Statements (Unaudited)	F-1

Dated May 2, 2023

This Interim MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. It should be read in conjunction with the Interim Financial Statements, the 2022 Annual Financial Statements and the 2022 Annual MD&A and is subject to the cautionary statement and disclaimer provided under "Forward-Looking Information" on page 16. Further information about Fortis, including its Annual Information Form filed on SEDAR, can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Financial information herein has been prepared in accordance with U.S. GAAP (except for indicated Non-U.S. GAAP Financial Measures) and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following U.S. dollar-to-Canadian dollar exchange rates: (i) average of 1.35 and 1.26 for the quarters ended March 31, 2023 and 2022, respectively; (ii) 1.35 and 1.25 as at March 31, 2023 and 2022, respectively; (iii) 1.36 as at December 31, 2022; and (iv) 1.30 for all forecast periods. Certain terms used in this Interim MD&A are defined in the "Glossary" on page 17.

ABOUT FORTIS
Fortis (TSX/NYSE: FTS) is a well-diversified leader in the North American regulated electric and gas utility industry, with 2022 revenue of $11 billion and total assets of $65 billion as at March 31, 2023. The Corporation's 9,200 employees serve 3.4 million utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "About Fortis" section of the 2022 Annual MD&A and Note 1 to the Interim Financial Statements.

KEY DEVELOPMENT
Pending Sale of Unregulated Asset
On May 1, 2023, the Corporation announced that FortisBC Holdings Inc. had entered into a definitive share purchase and sale agreement with a subsidiary of Enbridge Inc. to sell its 93.8% ownership interest in Aitken Creek for approximately $400 million, subject to customary closing conditions and adjustments. The purchase is subject to required approval, principally by the BCUC, and is expected to close by the end of the year with a March 31, 2023 effective date. Net proceeds from the transaction will further strengthen the balance sheet and support financing of the Corporation's regulated utility growth strategy.

1	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis

PERFORMANCE AT A GLANCE
Key Financial Metrics
Quarter ended March 31
($ millions, except as indicated)	2023	2022	Variance
Revenue	3,319	2,835	484
Common Equity Earnings
Actual	437	350	87
Adjusted (1)	439	369	70
Basic EPS ($)
Actual	0.90	0.74	0.16
Adjusted (1)	0.91	0.78	0.13
Dividends paid per common share ($)	0.565	0.535	0.03
Weighted average number of common shares outstanding (# millions)	483.1	475.7	7.4
Operating Cash Flow	915	813	102
Capital Expenditures (1)	995	964	31
(1)See "Non-U.S. GAAP Financial Measures" on page 7

Revenue
The increase in revenue was due primarily to: (i) higher flow-through costs in customer rates, driven by commodity prices; (ii) higher retail and long-term wholesale sales, favourable pricing associated with short-term wholesale sales, and higher transmission revenue, at UNS Energy; (iii) Rate Base growth; and, (iv) favourable foreign exchange of $105 million.

Earnings and EPS
Common Equity Earnings increased by $87 million in comparison to the first quarter of 2022. The increase reflected Rate Base growth, mainly at ITC and the western Canadian utilities, as well as higher earnings at UNS Energy. Market conditions resulted in wholesale electricity sales with favourable margin and higher transmission revenue at UNS Energy in the first quarter of 2023 compared to later quarters in 2022. Higher retail electricity sales, including the impact of favourable weather, and lower depreciation expense associated with the retirement of the San Juan generating station in June 2022, also contributed to results in Arizona.

Results for the quarter also reflected higher earnings at Aitken Creek, an increase in the market value of investments that support retirement benefits at UNS Energy and ITC, and a higher U.S.-to-Canadian dollar foreign exchange rate. Growth in earnings was partially offset by higher holding company finance costs.

In addition to the above-noted items impacting earnings, the change in EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

Adjusted Common Equity Earnings and Adjusted Basic EPS increased by $70 million and $0.13, respectively. Refer to "Non-U.S. GAAP Financial Measures" on page 7 for a reconciliation of these measures. The changes in Adjusted Basic EPS are illustrated in the following charts.

2	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
(1)    Includes UNS Energy and Central Hudson. Reflects higher earnings at UNS Energy due to: (i) the timing of long-term wholesale electricity sales and transmission revenue; (ii) higher retail electricity sales, including the impact of favourable weather; (iii) an increase in the market value of investments that support retirement benefits; and, (iv) lower depreciation expense associated with the retirement of the San Juan generating station in mid-2022. Also reflects lower earnings at Central Hudson driven by higher operating expenses as well as finance costs in excess of amounts collected in customer rates, partially offset by Rate Base growth
(2)    Reflects Rate Base growth and an increase in the market value of investments that support retirement benefits, partially offset by higher holding company finance costs
(3)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Primarily reflects Rate Base growth
(4)    Includes higher volumes and margins on gas sold at Aitken Creek, reflecting market conditions, and higher hydroelectric production in Belize associated with rainfall levels
(5)    Average foreign exchange rate of 1.35 in 2023 compared to 1.26 in 2022
(6)    Primarily reflects higher finance costs
(7)    Weighted average shares of 483.1 million in 2023 compared to 475.7 million in 2022

Dividends and TSR
Fortis paid a dividend of $0.565 in the first quarter of 2023, up 5.6% from the first quarter of 2022.

Fortis has increased its common share dividend for 49 consecutive years and is targeting annual dividend growth of approximately 4-6% through 2027. See "Outlook" on page 16.

Growth of dividends and the market price of the Corporation's common shares have together yielded the following TSR.

TSR (1) (%)	1-Year	5-Year	10-Year	20-Year
Fortis	(3.5)	9.7	9.4	11.9
(1)Annualized TSR per Bloomberg as at March 31, 2023

Operating Cash Flow
The $102 million increase in Operating Cash Flow was due primarily to the timing of flow-through costs in customer rates, including variances in the cost of natural gas, in British Columbia. The increase was also due to: (i) higher cash earnings, reflecting Rate Base growth as well as higher sales and revenue in Arizona; (ii) lower storm restoration costs at Central Hudson; and, (iii) the higher U.S.-to-Canadian dollar exchange rate. The increase was partially offset by lower collateral deposits received at UNS Energy related to derivative energy contracts, and higher interest payments.

Capital Expenditures
Capital Expenditures were approximately $1.0 billion for the first quarter of 2023, representing 23% of the Corporation's annual $4.3 billion Capital Plan, and in-line with the first quarter of 2022.

Capital Expenditures and Capital Plan reflect Non-U.S. GAAP Financial Measures. Refer to "Non-U.S. GAAP Financial Measures" on page 7 and in the "Glossary" on page 17.

3	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis

BUSINESS UNIT PERFORMANCE
Common Equity Earnings
Quarter ended March 31			Variance
($ millions)	2023	2022	FX (1)	Other
Regulated Utilities
ITC	126	109	8	9
UNS Energy	90	43	3	44
Central Hudson	32	32	2	(2)
FortisBC Energy	123	119	—	4
FortisAlberta	40	36	—	4
FortisBC Electric	18	18	—	—
Other Electric (2)	30	26	1	3
	459	383	14	62
Non-Regulated
Energy Infrastructure (3)	19	(6)	—	25
Corporate and Other (4)	(41)	(27)	(1)	(13)
Common Equity Earnings	437	350	13	74
(1)    The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and Fortis Belize is the U.S. dollar. The reporting currency of Belize Electricity is the Belizean dollar, which is pegged to the U.S. dollar at BZ$2.00=US$1.00. The Corporate and Other segment includes certain transactions denominated in U.S. dollars.
(2)    Consists of the utility operations in eastern Canada and the Caribbean: Newfoundland Power; Maritime Electric; FortisOntario; Wataynikaneyap Power; Caribbean Utilities; FortisTCI; and Belize Electricity
(3)    Primarily consists of long-term contracted generation assets in Belize and Aitken Creek in British Columbia
(4)    Includes Fortis net corporate expenses and non-regulated holding company expenses

ITC
Quarter ended March 31			Variance
($ millions)	2023	2022	FX	Other
Revenue (1)	519	460	33	26
Earnings (1)	126	109	8	9
(1)Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflect consolidated purchase price accounting adjustments
Revenue
The increase in revenue, net of foreign exchange, was due primarily to Rate Base growth and higher flow-through costs in customer rates.

Earnings
The increase in earnings, net of foreign exchange, was due primarily to Rate Base growth and an increase in the market value of certain investments that support retirement benefits. The increase was partially offset by higher holding company finance costs.

UNS Energy
Quarter ended March 31			Variance
($ millions, except as indicated)	2023	2022	FX	Other
Retail electricity sales (GWh)	2,222	2,175	—	47
Wholesale electricity sales (GWh) (1)	1,379	1,393	—	(14)
Gas sales (PJ)	8	7	—	1
Revenue	740	538	39	163
Earnings	90	43	3	44
(1)    Primarily short-term wholesale sales
Sales
The increase in retail electricity and gas sales was due primarily to higher heating load associated with cooler temperatures as compared to the first quarter of 2022. Customer additions also contributed to the increase in retail electricity sales.

4	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
The decrease in wholesale electricity sales was driven by lower short-term wholesale sales, partially offset by an increase in long-term wholesale sales. Revenue from short-term wholesale electricity sales is primarily credited to customers through regulatory deferral mechanisms and, therefore, does not materially impact earnings.

Revenue
The increase in revenue, net of foreign exchange, was due primarily to: (i) the recovery of overall higher fuel and non-fuel costs through the normal operation of regulatory mechanisms; (ii) higher revenue from short-term wholesale electricity sales due to favourable pricing; (iii) higher retail and long-term wholesale sales, discussed above; and, (iv) higher transmission revenue. The increase was partially offset by lower short-term wholesale electricity sales.

Earnings
The increase in earnings, net of foreign exchange, included the timing of long-term wholesale electricity sales and transmission revenue. Market conditions resulted in wholesale electricity sales with favourable margin and higher transmission revenue in the first quarter of 2023 compared to later quarters in 2022. Earnings growth was also due to: (i) higher retail electricity sales, including the impact of favourable weather; (ii) an increase in the market value of certain investments that support retirement benefits; and, (iii) lower depreciation expense associated with the retirement of the San Juan generating station in June 2022. The increase was partially offset by higher operating costs, primarily reflecting inflationary increases.

Central Hudson
Quarter ended March 31			Variance
($ millions, except as indicated)	2023	2022	FX	Other
Electricity sales (GWh)	1,267	1,256	—	11
Gas sales (PJ)	9	10	—	(1)
Revenue	442	375	27	40
Earnings	32	32	2	(2)

Sales
Electricity and gas sales were consistent with the first quarter of 2022.

Changes in electricity and gas sales at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact revenue and earnings.

Revenue
The increase in revenue, net of foreign exchange, was due primarily to the flow-through of higher energy supply costs driven by commodity prices.

Earnings
The decrease in earnings, net of foreign exchange, was due primarily to higher operating expenses as well as finance costs in excess of amounts collected in customer rates. The decrease was partially offset by Rate Base growth.

FortisBC Energy
Quarter ended March 31
($ millions, except as indicated)	2023	2022	Variance
Gas sales (PJ)	79	81	(2)
Revenue	750	694	56
Earnings	123	119	4

Sales
The decrease in gas sales was due primarily to lower average consumption by residential and transportation customers.

Revenue
The increase in revenue was due primarily to a higher cost of natural gas recovered from customers, Rate Base growth and higher gas mitigation incentive revenue, partially offset by the normal operation of regulatory mechanisms.

5	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Earnings
The increase in earnings was due primarily to Rate Base growth and higher gas mitigation incentive revenue, partially offset by higher operating costs.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

FortisAlberta
Quarter ended March 31
($ millions, except as indicated)	2023	2022	Variance
Electricity deliveries (GWh)	4,510	4,584	(74)
Revenue	179	167	12
Earnings	40	36	4

Deliveries
The decrease in electricity deliveries was due to lower average consumption by residential customers due to milder weather in the first quarter of 2023, partially offset by customer additions.

As approximately 85% of FortisAlberta's revenue is derived from fixed or largely fixed billing determinants, changes in quantities of energy delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual energy deliveries. Significant variations in weather conditions, however, can impact revenue and earnings.

Revenue and Earnings
The increase in revenue and earnings was due primarily to Rate Base growth. An increase in revenue associated with the PBR efficiency carry-over mechanism was largely offset by lower cost recovery attributable to REAs. See "Regulatory Matters" on page 8 for further detail on REA cost recovery. The timing of operating costs also favourably impacted earnings as compared to the first quarter of 2022.

FortisBC Electric
Quarter ended March 31
($ millions, except as indicated)	2023	2022	Variance
Electricity sales (GWh)	971	968	3
Revenue	139	129	10
Earnings	18	18	—

Sales
Electricity sales were consistent with the first quarter of 2022.

Revenue
The increase in revenue was due to the normal operation of regulatory deferrals and Rate Base growth, partially offset by a decrease in third party contract work.

Earnings
Earnings were consistent with the first quarter of 2022.

Due to regulatory deferral mechanisms, changes in consumption levels do not materially impact earnings.

Other Electric
Quarter ended March 31			Variance
($ millions, except as indicated)	2023	2022	FX	Other
Electricity sales (GWh)	3,037	3,006	—	31
Revenue	507	459	6	42
Earnings	30	26	1	3

6	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Sales
The increase in electricity sales was due to overall higher average consumption by residential and commercial customers, as well as customer additions.

Revenue
The increase in revenue, net of foreign exchange, was due primarily to the flow-through of higher energy supply costs and higher electricity sales, discussed above, as well as the normal operation of regulatory mechanisms at Newfoundland Power.

Earnings
The increase in earnings, net of foreign exchange, was due to Rate Base growth and higher electricity sales, as well as equity income from Wataynikaneyap Power.

Energy Infrastructure
Quarter ended March 31
($ millions, except as indicated)	2023	2022	Variance
Electricity sales (GWh)	31	17	14
Revenue	43	13	30
Earnings	19	(6)	25
Sales
The increase in electricity sales reflected an increase in hydroelectric production in Belize associated with higher rainfall levels.

Revenue and Earnings
Revenue and earnings were impacted by the mark-to-market accounting of natural gas derivatives at Aitken Creek, which resulted in unrealized losses of $2 million in the first quarter of 2023 compared to $19 million for the same period in 2022. Higher volumes and margins on gas sold at Aitken Creek, reflecting market conditions, and higher hydroelectric production in Belize also contributed to the increases in revenue and earnings.

Aitken Creek is subject to commodity price risk, as it purchases and holds natural gas in storage to earn a profit margin from its ultimate sale. Aitken Creek mitigates this risk by using derivatives to materially lock in the profit margin that will be realized upon the sale of natural gas. The fair value accounting of these derivatives creates timing differences and the resultant earnings volatility can be significant.

Corporate and Other
Quarter ended March 31			Variance
($ millions)	2023	2022	FX	Other
Net expenses	(41)	(27)	(1)	(13)

The increase in net expenses, net of foreign exchange, was primarily due to higher finance costs, reflecting higher interest rates and balances outstanding on the Corporation's credit facilities.

NON-U.S. GAAP FINANCIAL MEASURES
Adjusted Common Equity Earnings, Adjusted Basic EPS and Capital Expenditures are Non-U.S. GAAP Financial Measures and may not be comparable with similar measures used by other entities. They are presented because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects.

Net earnings attributable to common equity shareholders (i.e., Common Equity Earnings) and basic EPS are the most directly comparable U.S. GAAP measures to Adjusted Common Equity Earnings and Adjusted Basic EPS, respectively. These adjusted measures reflect the removal of items that management excludes in its key decision-making processes and evaluation of operating results.

Capital Expenditures include additions to property, plant and equipment and additions to intangible assets, as shown on the condensed consolidated statements of cash flows. It also includes Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, consistent with Fortis' evaluation of operating results and its role as project manager during the construction of this Major Capital Project.

7	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis

Non-U.S. GAAP Reconciliation
Quarter ended March 31
($ millions, except as indicated)	2023	2022	Variance
Adjusted Common Equity Earnings and Adjusted Basic EPS
Common Equity Earnings	437	350	87
Adjusting item:
Unrealized loss on mark-to-market of derivatives (1)	2	19	(17)
Adjusted Common Equity Earnings	439	369	70
Adjusted Basic EPS ($)	0.91	0.78	0.13

Capital Expenditures
Additions to property, plant and equipment	907	866	41
Additions to intangible assets	47	49	(2)
Adjusting item:
Wataynikaneyap Transmission Power Project (2)	41	49	(8)
Capital Expenditures	995	964	31
(1)    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $1 million for the three months ended March 31, 2023 ($7 million for the three months ended March 31, 2022), included in the Energy Infrastructure segment
(2)Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric segment

REGULATORY MATTERS

ITC
ITC Midwest Capital Structure Complaint: In 2022, FERC issued an order denying the complaint filed by ICAT requesting that ITC Midwest's common equity component of capital structure be reduced from 60% to 53%. In March 2023, FERC confirmed its decision following ICAT's request for rehearing.

MISO Base ROE: In 2022, the D.C. Circuit Court issued a decision vacating certain FERC orders that had established the methodology for setting the base ROE for transmission owners operating in the MISO region, including ITC. This matter dates back to complaints filed at FERC in 2013 and 2015 challenging the MISO base ROE then in effect. The court has remanded the matter to FERC for further process, the timing and outcome of which is unknown. Although any potential impact to Fortis is uncertain, every 10-basis point change in ROE at ITC impacts Fortis' annual EPS by approximately $0.01.

Transmission Incentives: In 2021, FERC issued a supplemental NOPR on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point RTO ROE incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding is unknown.

Transmission ROFR: The State of Iowa has granted incumbent electric transmission owners, including ITC, a ROFR to construct, own and maintain certain electric transmission assets in the state. A challenge against the ROFR statute by certain plaintiffs was initially dismissed by the District Court on the grounds that the plaintiffs lacked standing. In March 2023, the Iowa Supreme Court determined that the plaintiffs have standing to challenge the Iowa ROFR statute, issued a temporary injunction staying enforcement of the ROFR statute, and remanded the matter to the District Court to decide the merits of the claim. ITC previously exercised its right to construct certain electric transmission projects approved and awarded by MISO, including projects associated with the first tranche of MISO's LRTP. Management does not believe that this proceeding will impact projects that have already been approved and under development, however, the timing of this proceeding and any impact on future projects, is unknown.

UNS Energy
TEP General Rate Application: In April 2023, hearings concluded on the TEP general rate application, which seeks new customer rates effective September 1, 2023 using a December 31, 2021 test year. While the timing and outcome of this proceeding is unknown, a recommended order and opinion from the administrative law judge is expected mid-year.

PPFAC Mechanism: The PPFAC mechanism allows for the timely recovery or return of purchased power and fuel costs, as compared to that collected in customer rates, at TEP and UNSE. The PPFAC balance has increased in recent years, reflecting higher commodity costs. In January 2023, TEP filed a request to collect a PPFAC balance of US$148 million over a 12-month period. The timing and outcome of this proceeding is unknown. On May 2, 2023, the ACC approved a rate adjustment at UNSE to recover a PPFAC balance of US$104 million over a 33-month period.

8	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Central Hudson
CIS Implementation: In 2022, the PSC released a report into the deployment by Central Hudson of its new CIS. The PSC also issued an Order to Commence Proceeding and Show Cause, which directed Central Hudson to explain why the PSC should not pursue civil or administrative penalties or initiate a proceeding to review the prudence of the CIS implementation costs. Central Hudson was also required to submit a plan to eliminate bi-monthly bill estimates and to evaluate the customer impacts of such a change. Central Hudson's response was filed in January 2023. The timing and outcome of this proceeding is unknown.

FortisBC Energy and FortisBC Electric
GCOC Proceeding: In 2021, the BCUC initiated a proceeding including a review of the common equity component of capital structure and the allowed ROE. FortisBC filed a final argument with the BCUC in December 2022 and the proceeding remains ongoing, with a decision expected by mid-2023.

FortisAlberta
2024 GCOC Proceeding: In 2022, the AUC initiated proceedings to establish the cost of capital parameters for Alberta regulated utilities, including consideration of a formula-based approach to setting the allowed ROE for 2024 and beyond. The proceeding remains ongoing, and a decision is expected in the third quarter of 2023.

Third PBR Term: In 2021, the AUC issued a decision confirming that Alberta distribution utilities will be subject to a third PBR term commencing in 2024. The AUC also initiated a new proceeding to consider the design of the third PBR term. The proceeding remains ongoing, and a decision from the AUC is expected in the fourth quarter of 2023.

REA Cost Recovery: In 2021, the AUC determined that costs attributable to REAs, approximating $10 million annually, can no longer be recovered from FortisAlberta's rate payers, effective January 1, 2023. FortisAlberta filed an appeal with the Alberta Court of Appeal, asserting that the AUC erred in preventing the company from recovering these costs from its own rate payers to the extent that such costs cannot be recovered directly from REAs. The Court dismissed the appeal on April 28, 2023. FortisAlberta continues to review the decision and assess other means, including legislative amendments, to recover these costs.

FINANCIAL POSITION

Significant Changes between March 31, 2023 and December 31, 2022

Balance Sheet Account	Increase (Decrease)
($ millions)	FX	Other	Explanation
Cash and cash equivalents	—	367	Due to: (i) the timing of debt issuances and capital investments at UNS Energy; and, (ii) the timing of collection of flow-through costs in customer rates, as well as the receipt of a deposit related to development expenditures to be incurred for the Eagle Mountain Woodfibre Gas Line project, at FortisBC Energy.
Accounts receivable and other current assets	(4)	(459)	Due to: (i) a decrease in the fair value of energy contracts at UNS Energy and FortisBC Energy; and, (ii) the seasonality of sales, particularly in Canada.
Regulatory assets (current and long-term)	(4)	145	Due to: (i) unrealized losses on energy derivatives at FortisBC Energy and UNS Energy; (ii) the normal operation of rate stabilization accounts; and, (iii) the deferral of incremental restoration costs at Central Hudson.
Property, plant and equipment, net	(75)	606	Due to capital expenditures, partially offset by depreciation.
Short-term borrowings	(1)	109	Reflects the issuance of commercial paper at ITC to finance working capital and capital investment requirements.
Accounts payable and other current liabilities	(4)	(326)	Due to lower amounts owing for energy supply costs, primarily at UNS Energy and FortisBC Energy, as well as the timing of payments.

9	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis

Significant Changes between March 31, 2023 and December 31, 2022

Balance Sheet Account	Increase (Decrease)
($ millions)	FX	Other	Explanation
Long-term debt (including current portion)	(52)	468	Reflects debt issuances partially offset by debt repayments, and higher borrowings under committed credit facilities, in support of the Corporation's Capital Plan.
Shareholders' equity	(39)	276	Due primarily to: (i) Common Equity Earnings for the three months ended March 31, 2023, less dividends declared on common shares; and, (ii) the issuance of common shares, largely under the DRIP.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Requirements
At the subsidiary level, it is expected that operating expenses and interest costs will be paid from Operating Cash Flow, with varying levels of residual cash flow available for capital expenditures and/or dividend payments to Fortis. Remaining capital expenditures are expected to be financed primarily from borrowings under credit facilities, long-term debt offerings and equity injections from Fortis. Borrowings under credit facilities may be required periodically to support seasonal working capital requirements.

Cash required of Fortis to support subsidiary growth is generally derived from borrowings under the Corporation's committed credit facility, the operation of the DRIP and issuances of common shares, preference equity and long-term debt. The subsidiaries pay dividends to Fortis and receive equity injections from Fortis when required. Both Fortis and its subsidiaries initially borrow through their committed credit facilities and periodically replace these borrowings with long-term financing. Financing needs also arise to refinance maturing debt.

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the total revolving credit facilities. Approximately $5.6 billion of the total credit facilities are committed with maturities ranging from 2023 through 2027. Available credit facilities are summarized in the following table.

Credit Facilities
As at	Regulated Utilities	Corporate and Other	March 31, 2023	December 31, 2022
($ millions)
Total credit facilities (1)	3,793	2,048	5,841	5,850
Credit facilities utilized:
Short-term borrowings	(361)	—	(361)	(253)
Long-term debt (including current portion)	(896)	(922)	(1,818)	(1,657)
Letters of credit outstanding	(62)	(38)	(100)	(128)
Credit facilities unutilized	2,474	1,088	3,562	3,812
(1)    See Note 14 in the 2022 Annual Financial Statements for a description of the credit facilities as at December 31, 2022.

In April 2023, ITC increased its total credit facilities available from US$900 million to US$1 billion and extended the maturity to April 2028.

On May 1, 2023, the Corporation extended the maturity on its unsecured US$500 million non-revolving term credit facility to May 2024. The facility is repayable at any time without penalty, and provides the Corporation with additional, cost effective short-term financing.

The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, its subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis, including restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends, based on management's intent to maintain the subsidiaries' regulator-approved capital structures. Fortis does not expect that maintaining such capital structures will impact its ability to pay dividends in the foreseeable future.

As at March 31, 2023, consolidated fixed-term debt maturities/repayments are expected to average $1,392 million annually over the next five years and approximately 74% of the Corporation's consolidated long-term debt, excluding credit facility borrowings, had maturities beyond five years.

10	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
In November 2022, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. As at March 31, 2023, $2.0 billion remained available under the short-form base shelf prospectus.

Fortis is well positioned with strong liquidity. This combination of available credit facilities and manageable annual debt maturities/repayments provides flexibility in the timing of access to capital markets. Given current credit ratings and capital structures, the Corporation and its subsidiaries currently expect to continue to have reasonable access to long-term capital in 2023.

Fortis and its subsidiaries were in compliance with debt covenants as at March 31, 2023 and are expected to remain compliant in 2023.

Cash Flow Summary
Summary of Cash Flows
Quarter ended March 31
($ millions)	2023	2022	Variance
Cash and cash equivalents, beginning of quarter	209	131	78
Cash from (used in):
Operating activities	915	813	102
Investing activities	(941)	(916)	(25)
Financing activities	388	337	51
Effect of exchange rate changes on cash and cash equivalents	5	—	5
Cash and cash equivalents, end of quarter	576	365	211

Operating Activities
See "Performance at a Glance - Operating Cash Flow" on page 3.

Investing Activities
The increase in cash used in investing activities reflects the higher U.S.-to-Canadian dollar exchange rate, partially offset by higher customer contributions in aid of construction as well as the timing of capital investments. The Corporation's Capital Plan for 2023 is estimated to be $4.3 billion, an increase of approximately 7% from $4.0 billion in 2022. See "Capital Plan" on page 13.

Financing Activities
Cash flows related to financing activities will fluctuate largely as a result of changes in the subsidiaries' capital expenditures and the amount of Operating Cash Flow available to fund those capital expenditures, which together impact the amount of funding required from debt and common equity issuances. See "Cash Flow Requirements" on page 10.

Debt Financing
Significant Long-Term Debt Issuances		Interest
Year-to-date March 31, 2023	Month	Rate				Use of Proceeds
($ millions, except as noted)	Issued	(%)	Maturity	Amount
UNS Energy
Unsecured senior notes	February	5.50	2053	US	375	(1) (2)
Central Hudson
Unsecured senior notes	March	5.68	2033	US	40	(2) (3)
Unsecured senior notes	March	5.78	2035	US	15	(2) (3)
Unsecured senior notes	March	5.88	2038	US	35	(2) (3)
(1)    Repay maturing long-term debt
(2)    General corporate purposes
(3)    Repay short-term and/or credit facility borrowings

11	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis

Common Equity Financing
Common Equity Issuances and Dividends Paid
Quarter ended March 31
($ millions, except as indicated)	2023	2022	Variance
Common shares issued:
Cash (1)	14	22	(8)
Non-cash (2)	103	95	8
Total common shares issued	117	117	—
Number of common shares issued (# millions)	2.2	2.1	0.1
Common share dividends paid:
Cash	(170)	(160)	(10)
Non-cash (3)	(103)	(94)	(9)
Total common share dividends paid	(273)	(254)	(19)
Dividends paid per common share ($)	0.565	0.535	0.03
(1)    Includes common shares issued under stock option and employee share purchase plans
(2)    Common shares issued under the DRIP and stock option plan
(3)    Common share dividends reinvested under the DRIP

On February 9, 2023, Fortis declared a dividend of $0.565 per common share payable on June 1, 2023. The payment of dividends is at the discretion of the board of directors and depends on the Corporation's financial condition and other factors.

Contractual Obligations
There were no material changes to the contractual obligations disclosed in the 2022 Annual MD&A, except issuances of long-term debt and credit facility utilization (see "Cash Flow Summary" on page 11).

Off-Balance Sheet Arrangements
There were no material changes to off-balance sheet arrangements from those disclosed in the 2022 Annual MD&A.

Capital Structure and Credit Ratings
Fortis requires ongoing access to capital and, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure	March 31, 2023		December 31, 2022
As at	($ millions)	(%)	($ millions)	(%)
Debt (1)	28,957	55.7	28,792	55.8
Preference shares	1,623	3.1	1,623	3.1
Common shareholders' equity and non-controlling interests (2)	21,460	41.2	21,219	41.1
	52,040	100.0	51,634	100.0
(1)    Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash
(2)    Includes shareholders' equity, net of preference shares, and non-controlling interests. Non-controlling interests represented 3.5% as at March 31, 2023 (December 31, 2022 - 3.5%)

Outstanding Share Data
As at May 2, 2023, the Corporation had issued and outstanding 484.5 million common shares and the following First Preference Shares: 5.0 million Series F; 9.2 million Series G; 7.7 million Series H; 2.3 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

Only the common shares of the Corporation have voting rights. The Corporation's first preference shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were converted as at May 2, 2023, an additional 2.2 million common shares would be issued and outstanding.

12	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Credit Ratings
The Corporation's credit ratings shown below reflect its low risk profile, diversity of operations, the stand-alone nature and financial separation of each regulated subsidiary, and the level of holding company debt.

As at March 31, 2023	Rating	Type	Outlook
S&P	A-	Corporate	Stable
	BBB+	Unsecured debt
DBRS Morningstar	A (low)	Corporate	Stable
	A (low)	Unsecured debt
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

Capital Plan
Year-to-date Capital Expenditures of $1.0 billion are consistent with expectations and the Corporation's annual $4.3 billion Capital Plan is on track.

While global supply chain constraints and persistent inflation remain issues of potential concern that continue to evolve, the Corporation does not expect a material impact on its 2023-2027 Capital Plan, although certain planned expenditures may shift within the five years. The Corporation continues to proactively work to mitigate supply chain constraints by identifying high priority materials and consolidating buying power to improve outcomes, increasing inventory levels, and closely working with suppliers to ensure material availability.

Capital Expenditures (1)
Year-to-date March 31, 2023	Regulated Utilities
		UNS Energy	Central Hudson	FortisBC Energy	Fortis Alberta	FortisBC Electric	Other Electric	Total Regulated Utilities	Non- Regulated
($ millions, except as indicated)	ITC									(2)	Total
Total	336	185	78	113	119	27	134	992	3		995
(1)    See "Non-U.S. GAAP Financial Measures" on page 7
(2)    Energy Infrastructure segment

Five-Year Capital Plan
The 2023-2027 Capital Plan is targeted at $22.3 billion, reflecting an average of $4.5 billion of Capital Expenditures annually. In total, Fortis expects to invest $5.9 billion in cleaner energy over the five-year period. The Capital Plan is low risk and highly executable, with 99% of planned expenditures to occur at the regulated utilities and only 17% relating to Major Capital Projects. Geographically, 55% of planned expenditures are expected in the U.S., including 26% at ITC, with 41% in Canada and the remaining 4% in the Caribbean.

Planned Capital Expenditures are based on detailed forecasts of energy demand as well as labour and material costs, including inflation, supply chain availability, general economic conditions, foreign exchange rates and other factors. These could change and cause actual expenditures to differ from forecast.

Major Capital Project Updates
FortisBC Energy
In March 2023, FortisBC Energy filed amended transportation rate schedules with the BCUC for the Eagle Mountain Woodfibre Gas Line project. Approval from the BCUC is anticipated in May 2023, which will remove certain of FortisBC Energy's conditions for commencing construction and bring the project one step closer to construction.

With respect to the Tilbury LNG Storage Expansion project, the regulatory process was adjourned in March 2023 in order for FortisBC Energy to prepare further information in support of the CPCN application. In May 2023, FortisBC Energy expects to submit a supplemental filing with the BCUC to provide updates to key evidence in the proceeding for the Okanagan Capacity Upgrade project. As a result, BCUC approval of both projects could be later than originally expected.

BUSINESS RISKS

The Corporation's business risks remain substantially unchanged from those disclosed in its 2022 Annual MD&A. See "Regulatory Matters" on page 8 and "Outlook" on page 16 for applicable updates.

13	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
ACCOUNTING MATTERS

Accounting Policies
The Interim Financial Statements have been prepared following the same accounting policies and methods as those used to prepare the 2022 Annual Financial Statements.

Critical Accounting Estimates
The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies from that disclosed in the 2022 Annual MD&A.

FINANCIAL INSTRUMENTS

Long-Term Debt and Other
As at March 31, 2023, the carrying value of long-term debt, including the current portion, was $29.0 billion (December 31, 2022 - $28.6 billion) compared to an estimated fair value of $27.0 billion (December 31, 2022 - $25.8 billion). Since Fortis does not intend to settle long-term debt prior to maturity, any excess of fair value over carrying value does not represent an actual liability.

The consolidated carrying value of the remaining financial instruments, other than derivatives, approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

Derivatives
Derivatives are recorded at fair value with certain exceptions, including those derivatives that qualify for the normal purchase and normal sale exception.

There were no material changes with respect to the nature and purpose, methodologies for fair value determination, and portfolio of the Corporation's derivatives from that disclosed in the 2022 Annual MD&A, except for interest rate locks entered into at ITC and Fortis as disclosed in Note 12 to the Interim Financial Statements.

SUMMARY OF QUARTERLY RESULTS
		Common Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter ended	($ millions)	($ millions)	($)	($)
March 31, 2023	3,319	437	0.90	0.90
December 31, 2022	3,168	370	0.77	0.77
September 30, 2022	2,553	326	0.68	0.68
June 30, 2022	2,487	284	0.59	0.59
March 31, 2022	2,835	350	0.74	0.74
December 31, 2021	2,583	328	0.69	0.69
September 30, 2021	2,196	295	0.63	0.62
June 30, 2021	2,130	253	0.54	0.54

Generally, within each calendar year, quarterly results fluctuate in accordance with seasonality. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric distribution utilities in the U.S. are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Generally, from one calendar year to the next, quarterly results reflect: (i) continued organic growth driven by the Corporation's Capital Plan; (ii) any significant temperature fluctuations from seasonal norms; (iii) the impact of market conditions, particularly with respect to long-term wholesale sales and transmission revenue at UNS Energy, as well as margins realized on gas sold at Aitken Creek; (iv) the timing and significance of any regulatory decisions; (v) changes in the U.S.-to-Canadian dollar exchange rate; (vi) for revenue, the flow-through in customer rates of commodity costs; and (vii) for EPS, increases in the weighted average number of common shares outstanding.

14	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
March 2023/March 2022
See "Performance at a Glance" on page 2.

December 2022/December 2021
Common Equity Earnings increased by $42 million and basic EPS increased by $0.08 in comparison to the fourth quarter of 2021 due to: (i) Rate Base growth; (ii) higher retail electricity sales and transmission revenue at UNS Energy; (iii) higher earnings from the energy infrastructure segment driven by hydroelectric production in Belize, as well as the favourable impact of market conditions at Aitken Creek; and (iv) the timing of expenses at FortisAlberta. The translation of U.S. dollar-denominated subsidiary earnings at the higher U.S.-to-Canadian dollar foreign exchange rate and lower stock-based compensation costs also contributed to results with these impacts exceeding the related losses associated with hedging activities. The increase in earnings was partially offset by higher corporate costs, reflecting higher finance costs and a lower income tax recovery, as well as lower earnings at Central Hudson, reflecting the finalization of the company's rate application in late 2021 with retroactive application to July 1, 2021. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

September 2022/September 2021
Common Equity Earnings increased by $31 million and basic EPS increased by $0.05 in comparison to the third quarter of 2021 due to: (i) Rate Base growth, mainly at ITC; (ii) higher retail electricity sales, transmission revenue and earnings associated with the Oso Grande generating facility in Arizona; (iii) higher earnings from the energy infrastructure segment mainly due to mark-to-market accounting of natural gas derivatives and higher hydroelectric production in Belize; and (iv) the impact of new customer rates and the timing of operating costs at Central Hudson.

Growth was tempered by the timing of expenses in Alberta and a favourable adjustment recognized in 2021 related to interest rate swaps at ITC. Results for the third quarter of 2022 were also impacted by significant items at ITC, including costs associated with the suspension of the Lake Erie Connector project, and the revaluation of deferred income tax assets due to a reduction in the corporate income tax rate in the state of Iowa. The impact of mark-to-market losses associated with hedging activities was more than offset by lower stock-based compensation costs and the translation of U.S. dollar-denominated subsidiary earnings at the higher U.S.-to-Canadian dollar foreign exchange rate. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

June 2022/June 2021
Common Equity Earnings increased by $31 million and basic EPS increased by $0.05 in comparison to the second quarter of 2021 due to: (i) Rate Base growth; (ii) higher earnings from the energy infrastructure segment, largely reflecting favourable changes in the mark-to-market accounting of natural gas derivatives at Aitken Creek; and (iii) a higher U.S.-to-Canadian dollar foreign exchange rate. Growth in earnings was partially offset by losses on investments that support retirement benefits at UNS Energy and ITC, reflecting market conditions, and the timing of quarterly earnings from Arizona and Alberta. In comparison to the second quarter of 2021, results from UNS Energy were tempered, as expected, by the timing of earnings related to the Oso Grande generating facility, and earnings from FortisAlberta were lower due to the timing of operating expenses. The change in EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

RELATED-PARTY AND INTER-COMPANY TRANSACTIONS

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three months ended March 31, 2023 and 2022.

The lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy of $9 million for the three months ended March 31, 2023 (three months ended March 31, 2022 - $13 million) are inter-company transactions between non-regulated and regulated entities, which were not eliminated on consolidation.

As at March 31, 2023, accounts receivable included $4 million due from Belize Electricity (December 31, 2022 - $7 million).

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at March 31, 2023 and December 31, 2022, there were no inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three months ended March 31, 2023 and 2022.

15	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
OUTLOOK
Fortis continues to enhance shareholder value through the execution of its Capital Plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. While energy price volatility, global supply chain constraints and persistent inflation are issues of potential concern that continue to evolve, the Corporation does not currently expect there to be a material impact on its operations or financial results in 2023.

Fortis is executing on the transition to a cleaner energy future and is on track to achieve its corporate-wide targets to reduce GHG emissions by 50% by 2030 and 75% by 2035. Upon achieving these targets, 99% of the Corporation's assets will support energy delivery and renewable, carbon-free generation. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to further decarbonize over the long-term, while preserving customer reliability and affordability.

The Corporation's $22.3 billion five-year Capital Plan is expected to increase midyear Rate Base from $34.1 billion in 2022 to $46.1 billion by 2027, translating into a five-year CAGR of 6.2%.

Beyond the five-year Capital Plan, additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the IRA and the MISO LRTP; climate adaptation and grid resiliency investments; renewable gas solutions and LNG infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects its long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2027, and is premised on the assumptions and material factors listed under "Forward-Looking Information".

FORWARD-LOOKING INFORMATION
Fortis includes forward-looking information in the MD&A within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: the expected timing and outcome of the sale of Aitken Creek; forecast capital expenditures for 2023 and 2023-2027, including cleaner energy investments; the expected timing, outcome and impact of regulatory proceedings and decisions; the expectation that volatility in energy prices, global supply chain constraints and persistent inflation will not have a material impact on operations or financial results in 2023 or the 2023-2027 capital plan; forecast Rate Base and Rate Base growth through 2027; the nature, timing, benefits and expected costs of certain capital projects, including FortisBC Energy's Eagle Mountain Woodfibre Gas Pipeline project, Tilbury LNG Storage Expansion project and Okanagan Capacity Upgrade project, and additional opportunities beyond the Capital Plan, including investments associated with the IRA, the MISO LRTP, climate adaptation and grid resiliency, renewable gas solutions and LNG infrastructure in British Columbia, and the acceleration of cleaner energy infrastructure; the 2030 GHG emissions reduction target; the 2035 GHG emissions reduction target and projected asset mix; the 2050 net-zero direct GHG emissions target; the expected funding sources for operating expenses, interest costs and capital expenditures; the expectation that maintaining the capital structures of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; the expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants in 2023; and the expectation that long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2027.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: no material impact from volatility in energy prices, global supply chain constraints and persistent inflation; reasonable regulatory decisions and the expectation of regulatory stability; the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risks" in the 2022 Annual MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission. Key risk factors for 2023 include, but are not limited to: uncertainty regarding changes in utility regulation, including the outcome of regulatory proceedings at the Corporation's utilities; the physical risks associated with the provision of electric and gas service, which are exacerbated by the impacts of climate change; risks related to environmental laws and regulations; risks associated with capital projects and the impact on the Corporation's continued growth; risks associated with cybersecurity and information and operations technology; the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation; risks associated with commodity price volatility and supply of purchased power; and risks related to general economic conditions, including inflation, interest rate and foreign exchange risks.

All forward-looking information herein is given as of May 2, 2023. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

16	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
GLOSSARY

2022 Annual Financial Statements: the Corporation's audited consolidated financial statements and notes thereto for the year ended December 31, 2022

2022 Annual MD&A: the Corporation's management discussion and analysis for the year ended December 31, 2022

ACC: Arizona Corporation Commission

Adjusted Basic EPS: Adjusted Common Equity Earnings divided by the basic weighted average number of common shares outstanding

Adjusted Common Equity Earnings: net earnings attributable to common equity shareholders adjusted as shown under "Non-U.S. GAAP Financial Measures" on page 7

Aitken Creek: Aitken Creek Gas Storage ULC, a direct 93.8% owned subsidiary of FortisBC Holdings Inc.

AUC: Alberta Utilities Commission

Belize Electricity: Belize Electricity Limited, in which Fortis indirectly holds a 33% equity interest

BCUC: British Columbia Utilities Commission

CAGR(s): compound average growth rate of a particular item. CAGR = (EV/BV)1-N-1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar-to-Canadian dollar exchange rate

Capital Expenditures: cash outlay for additions to property, plant and equipment and intangible assets as shown in the Interim Financial Statements, as well as Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project. See "Non-U.S. GAAP Financial Measures" on page 7

Capital Plan: forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures

Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2022) subsidiary of Fortis, together with its subsidiary

Central Hudson: CH Energy Group Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation

CIS: customer information system

Common Equity Earnings: net earnings attributable to common equity shareholders

Corporation: Fortis Inc.

CPCN: Certificate of Public Convenience and Necessity

DBRS Morningstar: DBRS Limited

D.C. Circuit Court: U.S. Court of Appeals for the District of Columbia Circuit

DRIP: dividend reinvestment plan

EPS: earnings per common share

FERC: Federal Energy Regulatory Commission

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis

FortisBC Electric: FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisBC Energy: FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisOntario: FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries

FortisTCI: FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary
Fortis Belize: Fortis Belize Limited, an indirect wholly owned subsidiary of Fortis

FX: foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S. dollar-to-Canadian dollar FX rates to the prior period U.S. dollar balance

GCOC: generic cost of capital

GHG: greenhouse gas

GWh: gigawatt hour(s)

ICAT: Iowa Coalition for Affordable Transmission

Interim Financial Statements: the Corporation's unaudited condensed consolidated interim financial statements and notes thereto for the three months ended March 31, 2023

Interim MD&A: the Corporation's management discussion and analysis for the three months ended March 31, 2023

IRA: Inflation Reduction Act of 2022

ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest, and ITC Great Plains, LLC

ITC Midwest: ITC Midwest LLC

LNG: liquefied natural gas

LRTP: long-range transmission plan

Major Capital Projects: projects, other than ongoing maintenance projects, individually costing $200 million or more in the forecast/planning period

Maritime Electric: Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis

MISO: Midcontinent Independent System Operator, Inc

Moody's: Moody's Investor Services, Inc.

17	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT

Interim Management Discussion and Analysis
Newfoundland Power: Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis

Non-U.S. GAAP Financial Measures: financial measures that do not have a standardized meaning prescribed by U.S. GAAP

NOPR: notice of proposed rulemaking

NYSE: New York Stock Exchange

Operating Cash Flow: cash from operating activities

PBR: performance-based rate setting

PJ: petajoule(s)

PPFAC: Purchased Power and Fuel Adjustment Clause

PSC: New York State Public Service Commission

Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct

REA: Rural Electrification Association

ROE: rate of return on common equity

ROFR: right of first refusal

RTO: regional transmission organization

S&P: Standard & Poor's Financial Services LLC

SEDAR: Canadian System for Electronic Document Analysis and Retrieval

TEP: Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy

TSR: total shareholder return, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period

TSX: Toronto Stock Exchange

UNSE: UNS Electric, Inc.

UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNSE and UNS Gas, Inc.

U.S.: United States of America

U.S. GAAP: accounting principles generally accepted in the U.S.

Wataynikaneyap Power: Wataynikaneyap Power Limited Partnership, in which Fortis indirectly holds a 39% equity interest

18	FORTIS INC.	MARCH 31, 2023 QUARTER REPORT